To announce the Company's April 2014 revenues Date of events: 2014/05/09 Contents:

1.	Date of occurrence of the event: 2014/05/09

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced a 0.6% year-over-year decrease in unaudited consolidated revenue to NT$18.39 billion for April 2014. Operating costs and expenses remained flat year-over-year. Operating income decreased by 2.6% to NT$4.27 billion. Income before income tax decreased by 4.1% to NT$4.32 billion. Net income attributable to stockholders of the parent decreased by 2.2% to NT$3.59 billion, and EPS was NT$0.46. Mobile communications business revenue increased 3.6% year-over-year, mainly due to the 24.6% growth in mobile value-added service revenue resulting from the mobile internet subscriber increase and the 10.1% growth of handset sales revenue, which were partially offset by mobile voice revenue decrease derived from VoIP substitution and market competition. Broadband access increased by 0.4% and HiNet ISP revenue decreased by 0.6% year-over-year, respectively. MOD revenue increased 12.8% year-over-year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, local and DLD service revenue decreased by 5.8% and 6.0%, respectively, owing to mobile and VoIP substitution.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.